SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                    Report on Form 6-K dated October 2, 2003

                           Commission File No. 0-28578

                             DASSAULT SYSTEMES S.A.
                             ----------------------
                              (Name of Registrant)

         9, Quai Marcel Dassault, B.P. 310, 92156 Suresnes Cedex, France
         ---------------------------------------------------------------
                    (Address of Principal Executive Offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                            Form 20-F X    Form 40-F
                                     ---            ---

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                            Yes            No X
                               ---           ---

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                            Yes            No X
                               ---           ---

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                            Yes            No X
                               ---           ---

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________


                                   ENCLOSURES:

(i) A press release dated September 30, 2003 announcing that Dassault Systemes and Fluent have established a CAA V5 software partnership.

(ii) A press release dated September 30, 2003 announcing that ImpactXoft and Dassault Systemes have extended their strategic software development partnership.

(iii) A press release dated September 30, 2003 announcing that IGE+XAO and Dassault Systemes have established a strategic software partnership to develop electrical solutions.

(iv) A press release dated October 2, 2003 announcing that Dassault Systemes has scheduled a third quarter conference call webcast for October 23, 2003 to discuss its operating performance for the third quarter ended September 30, 2003.

[Dassault Systemes Logo]                                           [Fluent Logo]
[Graphic Omitted]                                              [Graphic Omitted]

                     Dassault Systemes and Fluent Establish
                           CAA V5 Software Partnership

Fluent to provide fluid flow simulation within CATIA V5 environment

Seattle, USA and Paris, France - September 30, 2003 - Dassault Systemes (NASDAQ:
DASTY; Euronext Paris: #13065, DSY.PA) announced today a strategic partnership with Fluent, a world leader in Computational Fluid Dynamics (CFD) software. Fluent has joined Dassault Systemes' Software Community Program as a CAA V5 Software Partner and will develop, market, and sell CFD solutions based on the Dassault Systemes Component Application Architecture (CAA V5). Through this partnership, Fluent will complement the existing V5 suite of Analysis solutions and provide V5 users with fluid flow simulation within the standard CATIA(R)V5 environment.

Dassault Systemes V5 Product Lifecycle Management (PLM) Simulation solutions deliver a unique set of knowledge-based analysis tools, embedded within an intuitive and user-friendly collaborative environment that supports fast design-to-analysis iterations. Thanks to this partnership, key Fluent CFD technologies will be tightly integrated with the modeling power of CATIA V5 and will leverage the V5 PLM simulation backbone. Fluent extends Dassault Systemes PLM Solutions capabilities to fluid dynamics and addresses the challenges facing Electrical & Electronics (E&E), aerospace and automotive customers. Initial product plans include Fluent/FloWizard for CATIA V5, a CAA V5 Based fluid flow simulation solution.

Users will then be able to fully prepare their CFD analysis model within the CATIA V5 environment. By maintaining associativity between the design and analysis models, Fluent's CAA V5 Based products will reduce the time required for analysis of design iterations and allow CFD to be applied more readily to product optimization. The new Fluent/FloWizard for CATIA V5 software will use the industry standard FLUENT 6.x CFD solver thus providing unlimited access to the complete spectrum of Fluent technologies. It will allow designers to perform in process Thermal Flow simulation earlier in the product lifecycle and therefore support 'Flow Critical' processes. The insight and efficiency that users will gain will result in higher quality designs and reduced time-to-market, ultimately lowering product development costs. The integration within CATIA Version 5 also ensures ease-of-use and therefore a fast learning curve for designers.

"Fluent is the recognized leader in CFD, with a strong commitment to successfully integrate CFD in the design process," said Severin Lanfranchi, director Research & Development, CATIA Simulation, Dassault Systemes. "Users of Dassault Systemes PLM solutions and of the Fluent/FloWizard for CATIA V5 product will benefit from combining the best-available PLM solution with the best-available technology for flow simulation. This will allow customers to streamline the analysis process and deploy CFD simulation more widely."

"The integration of Fluent technology with the CATIA V5 environment is part of Fluent's mission to help our customers successfully deploy CFD in their design process," said Dr. Ferit Boysan, president of Fluent. "We are very pleased to work jointly with Dassault Systemes in the CFD technology area and we look forward to providing enhanced value to our common customers."

                                       ###

About the CAA V5 Software Community Program
CAA V5 (Component Application Architecture) is Dassault Systemes' open middleware and development environment for PLM. The CAA V5 Software Community Program is dedicated to ISV (Independent Software Vendors) willing to develop, sell and support CAA V5-based applications, fully integrated with CATIA, ENOVIA and DELMIA V5. This collaboration results in the expansion of Dassault Systemes' 3D PLM solutions to cover the entire product lifecycle range, thus enabling mutual customers to take advantage of a larger set of products in response to their specific industrial needs. Spatial is the primary channel for marketing, sales and support/services for CAA V5.
Information about CAA V5 is available at http://www.caav5.com

About Fluent
Fluent is the world's largest provider of computational fluid dynamics (CFD) software and consulting services. Fluent's software is used for simulation, visualization, and analysis of fluid flow, heat and mass transfer, and chemical reactions. It is a vital part of the computer-aided engineering (CAE) process for companies around the world and is deployed in nearly every manufacturing industry. Using Fluent's software, product development, design and research engineers build virtual prototypes and simulate the performance of proposed and existing designs, allowing them to improve design quality while reducing cost and speeding time to market. Fluent's corporate headquarters are located in Lebanon, New Hampshire, USA, with offices in Belgium, England, France, Germany, India, Italy, Japan, and Sweden. Its CFD software is also available around the world through joint ventures, partnerships, and distributors in Korea, Australia, Brazil, China, Taiwan, the Czech Republic, Middle East, and most European countries.
FLUENT(R) is a registered trademark of Fluent Inc.
For more information, visit http://www.fluent.com
                            ---------------------

About Dassault Systemes
As world leader in PLM (Product Lifecycle Management) solutions, the Dassault Systemes Group brings value to more than 65,000 customers in 80 countries. A pioneer in the 3D software market since 1981, Dassault Systemes develops and markets PLM application software and services that support industrial processes and provide a 3D vision of the entire life cycle of products from conception to retirement. Its offering includes integrated PLM solutions for product development (CATIA, ENOVIA, DELMIA, SMARTEAM), general-use 3D solutions (SolidWorks), and 3D components (SPATIAL). Dassault Systemes is listed on the Nasdaq (DASTY) and Euronext Paris (#13065, DSY.PA) stock exchanges. For more information, visit http://www.3ds.com

Fluent  Press Contact:       Dassault Systemes Press Contacts:       Dassault Systemes Investor Contacts:
Jennifer Correa              Anthony Marechal                        Emma Rutherford, Harriet Keen
+1 603 643-2600 Ext. 668     + 33 (0)1 55 49 84 21                   Financial Dynamics
jrc@fluent.com               anthony_marechal@ds-fr.com              + 44 207 831 3113

                             Derek Lane
                             +1 818 673 2243
                             derek_lane@ds-us.com


[Dassault Systemes Logo]                                      [Impact Xoft Logo]
[Graphic Omitted]                                              [Graphic Omitted]

                     ImpactXoft and Dassault Systemes Extend
                   Strategic Software Development partnership

          Partnership to enhance functional modeling and collaborative design capabilities for Simultaneous Product Development


Paris, France - September 30, 2003 - Dassault Systemes (NASDAQ: DASTY; Euronext
Paris: #13065, DSY.PA) and ImpactXoft today announced the signing of a strategic development agreement under which ImpactXoft joins Dassault Systemes' CAA V5 Software Community Program as a Gold Software Partner. The partnership extends their Original Software Developer (OSD) agreement signed in 2002. Under this agreement, ImpactXoft will deliver a new version of its award-winning IX SPeeD Suite software for Simultaneous Product Development based on Dassault Systemes' Component Application Architecture (CAA V5), enhancing functional modeling and collaborative design capabilities.

The new IX SPeeD V5 Suite targets companies in Consumer Goods, Electronics & Electrical (E&E) and throughout the automotive and aerospace supply chains that require a connection with Dassault Systemes' V5 PLM offer. It makes it extremely easy for designers to understand, reuse and share existing designs across the extended enterprise, thanks to an innovative rule-based method for capturing the design behavior as functional features. The geometry representation is automatically generated while carefully respecting the functional definitions. Furthermore, the software's Instant Participation capabilities, a novel form of collaborative design, delivers a unique way to communicate design changes between OEM and suppliers, by allowing members of a design team to share and merge elements of their product designs at their convenience. With this innovative approach, users benefit from reconciliation made possible in a true collaborative environment.

In addition to the modeling and collaboration capabilities offered by IX SPeeD V5, add-on modules will complement IX SPeeD V5 for specialized design and analysis tasks such as machining, sheet metal design or structural analysis. ImpactXoft will offer these specialized CAA V5 based modules as add-ons to IX SPeeD V5, enabling the company to provide its users with a full range of product development tools within a unique collaborative environment.

"The successful, on-time delivery of the CATIA V5R12 Functional Molded Part Design product is an example of the strong, winning collaboration between our two companies," said Dominique Florack executive vice-president, Research and Development, Dassault Systemes. "Today's announcement is the natural next step in our efforts to deliver a V5 PLM based collaborative design solution across all industries."

"This partnership will allow us to provide IX SPeeD users with the best of two worlds," said Attilio Rimoldi, president & CEO, ImpactXoft. "It will combine the specialized engineering of Dassault Systemes V5 solutions with our design software that was created from the ground up to effectively design products and apply, share and merge design changes."

"ImpactXoft's revolutionary Functional Modeling and Simultaneous Collaboration technologies are a critical component to accelerating the industry vision of building a 3D digital PLM environment that truly enhances product innovation," said Dave Burdick, founder and president of Collaborative Visions, Inc. "The combination of ImpactXoft's technologies with Dassault Systemes' V5 platform and application breadth provides a very strong foundation for making the collaborative design vision a reality."



                                       ###


About the CAA V5 Software Community Program
CAA V5 (Component Application Architecture) is Dassault Systemes' open middleware and development environment for PLM. The CAA V5 Software Community Program is dedicated to ISV (Independent Software Vendors) willing to develop, sell and support CAA V5-based applications, fully integrated with CATIA, ENOVIA and DELMIA V5. This collaboration results in the expansion of Dassault Systemes' PLM solutions to cover the entire product lifecycle range, thus enabling mutual customers to take advantage of a larger set of products in response to their specific industrial needs. Spatial is the primary channel for marketing, sales and support/services for CAA V5. Information about CAA V5 is available at http://www.caav5.com

About ImpactXoft
ImpactXoft is a private, venture-funded software company providing innovative applications that change the way people and companies develop products. The IX SPeeD Suite is an award-winning solution for Simultaneous Product Development
(SPD) that enables all constituents involved in the product lifecycle to concurrently design, modify, evaluate, and produce quality products with unprecedented speed and efficiency. Based on a state-of-the-art architecture and proprietary technologies, the IX SPeeD Suite revolutionizes the way designs are created, shared, integrated and ultimately manufactured. The software empowers companies to create better products, drastically reduce their time to market, and gain a competitive edge by fostering continuous participation throughout the design process. ImpactXoft has formed worldwide strategic partnerships with Toyota Caelum Inc. and Dassault Systemes.
ImpactXoft, IX, IX SPeeD, IX Functional Modeling, and Simultaneous Product Development are trademarks or registered trademarks of ImpactXoft.
For more information, contact us at 22A Great Oaks Boulevard, San Jose, CA 95119 (Phone: 408.360.7700 Fax: 408.360.7706 US Toll Free: 1.888.568.1888) or visit our website: http://www.impactxoft.com.
             -------------------------

About Dassault Systemes
As world leader in three-dimensional product lifecycle management (PLM) solutions, the Dassault Systemes group brings value to more than 65,000 customers in 80 countries. A pioneer in the 3D software market since 1981, Dassault Systemes develops and markets PLM application software and services that support industrial processes and provide a 3D vision of the entire life cycle of products from conception to retirement. Its offering includes PLM integrated solutions for product development (CATIA, ENOVIA, DELMIA, SMARTEAM), general-use 3D solutions (SolidWorks), and 3D components (SPATIAL). Dassault Systemes is listed on the Nasdaq (DASTY) and Euronext Paris (#13065, DSY.PA) stock exchanges. For more information, visit http://www.3ds.com.

ImpactXoft Press Contact:     Dassault Systemes Press Contacts:       Dassault Systemes Investor Contacts:
Carol Montalvo                Anthony Marechal                        Emma Rutherford, Harriet Keen
+1 408-360-7700 x609          + 33 (0)1 55 49 84 21                   Financial Dynamics
cmontalvo@impactxoft.com      anthony_marechal@ds-fr.com              + 44 207 831 3113

                              Derek Lane (Americas)
                              +1 818 673-2243
                              derek_lane@ds-us.com


[Dassault Systemes Logo]                                          [IGE-XAO Logo]
[Graphic Omitted]                                              [Graphic Omitted]

              IGE+XAO and Dassault Systemes Establish a Strategic
              Software Partnership to Develop Electrical Solutions

          V5 Solutions will cover electrical engineering complementing Dassault Systemes' PLM offering from early system design to manufacturing


Seattle, USA and Paris, France - September 30, 2003 - Dassault Systemes (NASDAQ:
DASTY; Euronext Paris: #13065, DSY.PA) and IGE+XAO (Euronext Paris, NextEconomy FR0000030827 FTSE 977) today announced the signing of a strategic development agreement under which IGE+XAO as a Gold Software Partner will develop, market and sell CAA V5 Based applications for electrical modeling (functional, topology and logical) and electrical diagrams generation. Through this partnership, IGE+XAO will complement the existing Dassault Systemes' V5 electrical PLM solutions.

Dassault Systemes' V5 electrical PLM solutions define the implementation of wire harness in the 3D digital mock-up taking into account both spatial installation constraints and electrical functional specifications. Design automation of wiring systems in CATIA(R) V5 Electrical Wire Routing allows users to capture corporate know-how for the routing process. Associative 2D drawings for inspection and documentation purposes are automatically generated with CATIA V5 Electrical Harness Flattening. Furthermore, DELMIA(TM) V5 brings to users all the capabilities to define and simulate all processes and resources needed to manufacture the harness on the form board.

Thanks to this partnership, IGE+XAO, a leader in electrical schematic software development, will complement Dassault Systemes offering by developing a suite of products on top of the CAA V5 architecture. IGE+XAO will first focus on delivering V5 applications for electrical modeling and generative electrical diagrams. The IGE+XAO CAA V5 based product portfolio will include Functional System Design, System Diagram, Electrical Topology, and Generative Electrical Views for maintenance/design review and certification. These Solutions will provide users with highly interactive capabilities for authoring and reviewing their electrical functional and logical product model. The complete lifecycle of this product model is managed by ENOVIA(TM) engineering and manufacturing hubs thanks to a unique data model.

For the first time on the market, Electrical cabling and transportation manufacturers, mainly automotive and aerospace companies, will have a comprehensive solution covering electrical engineering, from early requirements, system design to manufacturing. The solution will support international standards and regulations facilitating customer reuse of existing product design. With this unique approach, V5 users will be able to evaluate modification impacts through "what if" scenarios simulations from functional to manufacturing. The result is faster product development, fewer errors, and drastically shorter development cycles.

"Through this partnership, IGE+XAO and Dassault Systemes reinforce their leadership in electrical PLM solutions," said Alain Di Crescenzo President IGE+XAO. "Today's announcement is a major business and technological step for our company: we will offer seamless integration with the portfolio of Dassault Systemes, the worldwide leader in the PLM market."

"IGE+XAO and Dassault Systemes are leveraging their respective strengths to dramatically grow their presence in the electrical engineering market," said Dominique Florack executive vice president, Research and Development, Dassault Systemes. " IGE+XAO's commitment is a milestone toward the achievement of Dassault Systemes V5 Systems PLM Solutions strategy, consistent with Dassault Systemes' and its strategic partners' V5 solutions."

                                       ###

About the CAA V5 Software Community Program
CAA V5 (Component Application Architecture) is Dassault Systemes' open middleware and development environment for PLM.
The CAA V5 Software Community Program is dedicated to ISV (Independent Software Vendors) willing to develop, sell and support CAA V5-based applications, fully integrated with CATIA, ENOVIA and DELMIA V5. This collaboration results in the expansion of Dassault Systemes' PLM solutions to cover the entire product lifecycle range, thus enabling mutual customers to take advantage of a larger set of products in response to their specific industrial needs. By delivering best-in-class complementary V5 applications, CAA V5 Gold Software Partners further promote Dassault Systemes' objective of supporting and continuously improving customer processes. Gold Partners also benefit from a unique and privileged access to Dassault Systemes' R&D laboratory and advanced technical and marketing support. Spatial Corp. is the primary channel for marketing, sales and support/services for CAA V5.
For more information refer to http://www.caav5.com.
                              --------------------

About IGE+XAO
For over 16 years, the IGE+XAO Group has been a software Editor conceiving, producing, selling and ensuring the maintenance of a range of Computer Aided Design software (called "CAD"). These CAD software products have been conceived to help manufacturers in the design and maintenance of the electrical part of production processes. This type of CAD is called "Electrical CAD". IGE+XAO has built a range of Electrical and Systems CAD software designed for all the manufacturers, which functions either with an independent computer or with a company network. With more than 38 500 seats throughout the world, IGE+XAO is a reference in its domain. For more information, visit http://www.ige+xao.com

About Dassault Systemes
As world leader in three-dimensional product lifecycle management (PLM) solutions, the Dassault Systemes group brings value to more than 65,000 customers in 80 countries. A pioneer in the 3D software market since 1981, Dassault Systemes develops and markets PLM application software and services that support industrial processes and provide a 3D vision of the entire life cycle of products from conception to retirement. Its offering includes PLM integrated solutions for product development (CATIA, ENOVIA, DELMIA, SMARTEAM), general-use 3D solutions (SolidWorks), and 3D components (SPATIAL). Dassault Systemes is listed on the Nasdaq (DASTY) and Euronext Paris (#13065, DSY.PA) stock exchanges. Information about Dassault Systemes is available at http://www.3ds.com.

IGE+XAO Press Contact:            Dassault Systemes Press Contacts:
Florence  Lis                     Anthony Marechal
+ 33 (0)1 55 48 17 77             + 33 (0)1 55 49 84 21
flis@ige-xao.com                  anthony_marechal@ds-fr.com

IGE+XAO Investor Contact:         Derek Lane
 Alain Di CRescenzo               +1 818 673 2243
+ 33 (0)5 62 74 36 36             derek_lane@ds-us.com
adicrescenzo@ige-xao.com
                                  Dassault Systemes Investor Contacts:
                                  Emma Rutherford, Harriet Keen
                                  Financial Dynamics
                                  + 44 207 831 3113

                                                        [Dassault Systemes Logo]
                                                               [Graphic Omitted]


                    DASSAULT SYSTEMES SCHEDULES THIRD QUARTER
                  CONFERENCE CALL WEBCAST FOR OCTOBER 23, 2003

Paris, France - October 2, 2003 - Dassault Systemes (Nasdaq: DASTY; Euronext
Paris: #13065, DSY.PA), a worldwide leading software developer of product lifecycle management (PLM) solutions, will host a conference call on Thursday, October 23, 2003, to discuss its operating performance for the third quarter ended September 30, 2003.

The management of Dassault Systemes will host the conference call at 10:00AM New York Time - 4:00PM Paris Time to discuss the Company's operating performance.

The conference call will be available via the Internet by accessing Dassault Systemes' website at www.3ds.com. Follow the directions on the main page to link to the audio. Please go to the website at least fifteen minutes prior to the call to register, to download and install any necessary audio software. The webcast will be archived for 30 days.



About Dassault Systemes
As world leader in PLM (Product Lifecycle Management) solutions, the Dassault Systemes group brings value to more than 60,000 customers in 80 countries. A pioneer in the 3D software market since 1981, Dassault Systemes develops and markets PLM application software and services that support industrial processes and provide a 3D vision of the entire life cycle of products from conception to retirement. Its offering includes integrated PLM solutions for product development (CATIA, ENOVIA, DELMIA, SMARTEAM), mainstream product design tools (SolidWorks), and 3D components (SPATIAL). Dassault Systemes is listed on the Nasdaq (DASTY) and Euronext Paris (#13065, DSY.PA) stock exchanges. For more information, visit http://www.3ds.com



CONTACT:                Dassault Systemes:
                        ------------------
                        Didier Gaillot, VP Corporate Business Development Valerie Agathon, Investor Relations
                        33.1.40.99.69.24
                        investors@ds-fr.com
                                                   or
                        FD International:
                        -----------------
                        Harriet Keen
                        44.(0)20.7831.3113
                        Emma Rutherford/Jean-Benoit Roquette
                        33.1.47.03.68.10
                        Deborah Ardern-Jones/Matt Dallas
                        1.212.850.5626

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            DASSAULT SYSTEMES S.A.


         Date: October 2, 2003              By:      /s/ Thibault de Tersant
                                                     -----------------------
                                            Name:    Thibault de Tersant
                                            Title:   Executive Vice President,
                                                     Finance and Administration


                                       3